

May 28, 2013

<u>Via E-mail</u>
Asher Zwebner
Chief Financial Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan
Israel 52700

> **Re:** **Dynamic Applications Corp.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 13, 2013**
> **File No. 000-54856**

Dear Mr. Zwebner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Description of Business</u>

1.   We note your deletion of disclosure regarding your Green Biofuels activities. Because those transactions occurred during the three years before you filed this Form 10, your disclosure regarding the development of your business should include information about those activities. Include in your disclosure what the carbon credit project was, what consideration you paid to enter into the agreement, and why you terminated the agreement. See comment 6 in our letter to you dated December 17, 2012 and comment 4 in our letter to you dated February 28, 2013.

<u>General Background</u>

2.   Please disclose the substance of the last clause of your response to prior comment 7.

Electromagnetic Percussion Devices

3.   Please expand your disclosure revised in response to prior comment 1 to explain how your potential customers would use the potential product that you describe.

4.   We note your response to prior comment 3. Please revise your disclosure to clarify (1) why reversing the coil and the body permits a striking piston to be made of a monolithic block, and (2) whether the feature that you describe regarding the current switching direction is unique to your device.

Recent Development Efforts

5.   Please reconcile your statement that your management "has remained virtually unchanged since inception" with the information in the Form 8-K that you filed on November 19, 2008.

6.   Because Form 8-Ks may not be incorporated by reference into this Form 10, please revise your disclosure to remove the implication to the contrary.

Intellectual Property

7.   Please tell us why the first paragraph of the revised Notes to your financial statements indicates that you require approval of your patent application. Your disclosure here indicates that your patent application has been approved.

Recent Developments

8.   We note your reference to the agreement with Sensoil.   The agreement filed as an exhibit to the Form 8-K filed April 22, 2013 does not appear to include Appendix 2. Please file a complete exhibit including all attachments and appendices.

When we filed the Form 15 …

9.   Please expand your response to the first bullet point of prior comment 13 to address Section 32 of the Exchange Act. Also, please provide us the attachment mentioned in section iii of your response to prior comment 13.

Critical Accounting Policies

10.   Please tell us when property and equipment was included in bankruptcy proceedings and transferred to a trustee as you mention in this section.

Item 5 Directors, Executive Officers, Promoters and Control Persons

11.   It does not appear you have provided the revised disclosure requested by our prior comment 16. Please provide the requested disclosure.

12.   You do not appear to have provided the disclosure requested by our prior comment 17. Please provide the disclosure required by Item 401(c) of Regulation S-K as previously requested. For example, that item requires disclosure of the age of the individual and background information for the last five years.

Section 16(a) Compliance

13.   We note your reference to reports that have not been filed. Please tell us with specificity which reports have not been filed.

Item 6 Executive Compensation

14.   We note your response to our prior comment 21 regarding the independence of your directors. While your response states the directors are not independent, your disclosure states they are independent. Please reconcile.

Item 10 Recent Sales of Unregistered Securities

15.   We note your response to prior comment 24 and the description of the promissory notes in the last two paragraphs of this section. Please clearly address Regulation S-K Item 701(d) for those transactions. Also, please reconcile the amounts and description of the transactions with the disclosure in Note 3 to your financial statements.

Capital Stock

16.   Please expand your response to prior comment 26 to address your company's status under Rule 144(i)(1)(i) at the time that you issued the securities.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

17.   We note that your financial statements for the year ended December 31, 2011 were audited by Michael F. Cronin, CPA. Effective May 14, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Michael F. Cronin, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/05142013_Cronin.pdf.

As Michael F. Cronin, CPA is no longer registered with the PCAOB, you may not include his audit reports or consents in your filings with the Commission. Since Michael F. Cronin, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Notes to Financial Statements

Recent Accounting Pronouncements

18.   We refer to your response to comment 5 to our letter dated February 28, 2013. As you have concluded that you are not an emerging growth company, please revise to delete the footnote disclosure stating to the contrary.

Exhibits

19.   We note your response to prior comment 9. Please file your complete articles of incorporation as amended to date, without requiring investors to assemble your charter from multiple amendments to this Form 10.

20.   We note your response to prior comment 29; however, exhibit 10.1 appears to be graphic or image file. Please file the document as an exhibit that is not a graphic or image file. Include in the exhibit the specification and the drawings of the patent that the text of exhibit 10.1 indicates is attached as Annex 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Richard Rubin